

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2012

Via E-mail
Matthew Worrall
Chief Executive Officer
Amerilithium Corp.
871 Coronado Center Dr., Suite 200
Henderson, NV 89052

> **Re:    Amerilithium Corp.**
> **Registration Statement on Form S-1**
> **Filed February 14, 2012**
> **File No. 333-179520**

Dear Mr. Worrall:

We have limited our review of your registration statement to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.    Please update your financial statements for the year ended December 31, 2011 in accordance with Item 8-08 of Regulation S-X.

Selling Security Holders, page 18

2.    Please footnote your table on page 20 to state, if true, that the shares owned by TCA prior to the offering are shares paid as a facility fee required by your agreement with TCA.

Plan of Distribution, page 20

3.      Please revise the disclosure in this section to describe any short selling or any other hedging activities that TCA may engage in or has engaged in with regard to the your securities.

4.      If TCA intends on or may engage in short selling activities, including selling during the pricing period, then add risk factor disclosure with a discussion of the effects short selling may have on the company's market price.  We note the statement in the "Committed Equity Facility Agreement" that "the investor may sell Shares that it is unconditionally obligated to purchase under such Advance Notice prior to taking possession of such Shares."

5.      We note your statement on page 20 that your selling security holder and its "successors-in-interest" may, from time to time, sell any or all of their shares of your common stock on any stock exchange, etc.  We do not understand your use of the term, successor-in-interest, given that your equity facility agreement appears to prohibit TCA from assigning its interest in your securities.  Please revise this section for consistency with your equity facility agreement and provide a statement that your selling security holder's rights and obligations under the equity facility agreement are not transferable.


         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •     should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •     the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Adam F. Turk at (202) 551-3657 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director